===============================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 3)


                              CSK AUTO CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    125965103
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Michael A. Karsch
                       c/o Karsch Capital Management, LP
                              110 East 59th Street
                                   22nd Floor
                               New York, NY 10022
                                 (212) 507-9782
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 7, 2007
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. This box should not be checked off.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

================================================================================

---------------------                                         -----------------
CUSIP No. 125965103               Schedule 13D                   Page 2 of 6
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Karsch Capital Management, LP
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               4,082,730
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      4,082,730
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,082,730
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         PN, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------                                         -----------------
CUSIP No. 125965103               Schedule 13D                   Page 3 of 6
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Karsch Management GP, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               4,082,730
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      4,082,730
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,082,730
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------                                         -----------------
CUSIP No. 125965103               Schedule 13D                   Page 4 of 6
---------------------                                         -----------------

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Michael A. Karsch
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   -0-
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               4,082,730
                                ------------------------------------------------
     BY EACH REPORTING           9    SOLE DISPOSITIVE POWER

           PERSON                     -0-
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      4,082,730
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,082,730
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.3*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------                                         -----------------
CUSIP No. 125965103               Schedule 13D                   Page 5 of 6
---------------------                                         -----------------


This Amendment No. 3 ("Amendment") amends and supplements the Schedule 13D filed on October 10, 2006 by Karsch Capital Management, LP ("Karsch Capital"), Karsch Management GP, LLC and Michael A. Karsch (collectively, the "Reporting Persons") as amended by Amendment No. 1 to Schedule 13D on October 24, 2006 and Amendment No. 2 to Schedule 13D on February 20, 2007 (as amended, the "Schedule 13D"), relating to the shares of common stock, par value $.01 per share, of CSK Auto Corporation, a Delaware corporation (the "Issuer"), in the following respects only:


ITEM 4.      PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended to add the following information:

On June 7, 2007, Karsch Capital sent a letter to the Board in which it again urged the Board to undertake a review of the Issuer's strategic alternatives but also indicated that a delay in consummating a sale transaction might be advisable if the Board retains a new CEO that Karsch believes has the expertise to effectuate an improvement in the operating performance of the Issuer and consequently improve the sale price achievable in a strategic transaction involving the Issuer. A copy of Karsch Capital's letter to the Board dated June 7, 2007, is attached to this Schedule 13D as Exhibit 5.


ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of Schedule 13D is hereby amended to add the following:

Exhibit 5 Letter dated June 7, 2007 from Karsch Capital to the Board of Directors of CSK Auto Corporation

---------------------                                         -----------------
CUSIP No. 125965103               Schedule 13D                   Page 6 of 6
---------------------                                         -----------------



                              S I G N A T U R E S

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:   June 7, 2007


KARSCH CAPITAL MANAGEMENT, LP                  KARSCH MANAGEMENT GP, LLC

By:  Karsch Management GP, LLC
     General Partner


By:  /s/  Michael A. Karsch                    By: /s/ Michael A. Karsch
     ------------------------                      ------------------------
     Michael A. Karsch                             Michael A. Karsch
     Managing Member                               Managing Member



     /s/  Michael A. Karsch
     ------------------------
     Michael A. Karsch